UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K
For Annual Reports of
Employee Stock Purchase, Savings and Similar Plans
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
(Mark One)
☒     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2005
☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition period from ____________ to ____________
Commission file number 1-6196
A.	Full title of the plans and address of the plans, if different from that of the issuer named below:
Piedmont Natural Gas Company, Inc. Salary Investment Plan
Piedmont Natural Gas Company, Inc. Payroll Investment Plan
B.	Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:
Piedmont Natural Gas Company, Inc.
4720 Piedmont Row Drive
Charlotte, North Carolina 28210

Table of Contents

Page
Piedmont Natural Gas Company, Inc. Salary Investment Plan:

Cover Page	1

Report of Independent Registered Public Accounting Firm	2

Financial Statements as of and for the Years Ended September 30, 2005 and 2004:

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

Supplemental Schedule as of September 30, 2005—

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	11

Piedmont Natural Gas Company, Inc. Payroll Investment Plan:

Cover Page	12

Report of Independent Registered Public Accounting Firm	13

Financial Statements as of and for the Years Ended September 30, 2005 and 2004:

Statements of Net Assets Available for Benefits	14

Statements of Changes in Net Assets Available for Benefits	15

Notes to Financial Statements	16

Supplemental Schedule as of September 30, 2005—

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	21

Signature	22

Exhibit Index	23

NOTE:	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Piedmont Natural Gas Company, Inc.
Salary Investment Plan
Financial Statements as of and for the Years
Ended September 30, 2005 and 2004,
Supplemental Schedule as of September 30, 2005,
and Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Benefits Committee and
Participants in Piedmont Natural Gas Company, Inc.
     Salary Investment Plan:
We have audited the accompanying statements of net assets available for benefits of Piedmont Natural Gas Company, Inc. Salary Investment Plan (the “Plan”) as of September 30, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Charlotte, North Carolina
March 23, 2006

PIEDMONT NATURAL GAS COMPANY, INC.
SALARY INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 2005 AND 2004

	2005	2004
ASSETS:
Participant-directed investments (Notes 1, 2, 3, and 6)	$93,849,650	$79,919,470
Receivable—Due from broker for securities sold	23,392	35,581
Cash	—	65,089

Total assets	93,873,042	80,020,140

LIABILITY—Due to broker for securities purchased	23,392	100,670

NET ASSETS AVAILABLE FOR BENEFITS	$93,849,650	$79,919,470

See notes to financial statements.

PIEDMONT NATURAL GAS COMPANY, INC.
SALARY INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED SEPTEMBER 30, 2005 AND 2004

	2005	2004
ADDITIONS:
Investment income:
Net appreciation in fair value of investments (Notes 2 and 3)	$10,512,068	$7,434,991
Interest on participant loans (Note 2)	140,440	105,134

Total investment income	10,652,508	7,540,125

Contributions:
Employer’s	2,247,050	2,008,552
Participants’	4,999,623	4,424,362
Participants’ rollovers	196,591	2,896,613

Total contributions	7,443,264	9,329,527
Transfer from other plan (Note 1)	437,475	2,681,631

Total additions	18,533,247	19,551,283

DEDUCTIONS:
Benefits paid to participants	4,315,698	3,612,206
Expenses (Notes 2 and 6)	287,369	237,065

Total deductions	4,603,067	3,849,271

NET INCREASE	13,930,180	15,702,012

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	79,919,470	64,217,458

End of year	$93,849,650	$79,919,470

See notes to financial statements.

PIEDMONT NATURAL GAS COMPANY, INC.
SALARY INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2005 AND 2004

1.	DESCRIPTION OF THE PLAN

The following description of Piedmont Natural Gas Company, Inc. (the “Company”) Salary Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General—The Plan is a defined contribution plan providing benefits to participating salaried and other non-bargaining unit employees or their beneficiaries upon retirement, death or termination of employment (following a break in service, as defined in the Plan). As a result of a plan merger, on and after October 1, 2001, the Plan consists of two portions, the employee stock ownership plan (“ESOP”) and savings portions; however, the Plan does not provide for additional ESOP contributions and all ESOP assets have been allocated to participants’ accounts. Participants can remain invested in the Company’s common stock or sell the common stock at any time and reinvest the proceeds in any of the investment options available in the Plan. Full-time salaried employees become eligible to participate in the Plan after they have completed six months of continuous service with the Company and attained age 18. The Benefits Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. Wachovia Bank, N.A. (“Wachovia”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On October 16, 2002, the Company agreed to purchase NCNG, a wholly owned subsidiary of Progress Energy, Inc. (“Progress Energy”). Upon the completion of the sale of NCNG to the Company on September 30, 2003, the Company agreed to provide employee benefits to eligible NCNG employees and retirees (and their beneficiaries and dependents) on terms that are “substantially equivalent” to those of similarly situated employees and retirees (and their beneficiaries and dependents) of the Company. Participants were given the options of leaving their account balances in the Progress Energy Savings and Stock Ownership Plan (which is frozen against further contributions, loans, or withdrawals) or transferring their entire account balances into the Plan. In November 2003, participants’ accounts totaling $2,545,307 were rolled over to the Plan from the Progress Energy Savings and Stock Ownership Plan.

On September 2, 2005, the Benefits Committee resolved to change the plan year to a calendar year. The Plan will therefore have filing requirements for the short plan year for the period from October 1, 2005 through December 31, 2005, and thereafter will report on a calendar year basis.

Contributions—Participants may contribute up to 50% of their pretax annual compensation, as defined in the Plan. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations. The Company contributes 50% of the first 10% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the discretion of the Company’s Board of Directors. There were no discretionary contributions during 2005 and 2004. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts—Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions, if applicable, and plan earnings, and charged with any benefit payments and allocations of plan losses and expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. Currently, the Plan offers nine mutual funds, one common trust fund and one common stock fund as investment options for participants.

Vesting—All participant and employer contributions and earnings thereon are fully vested and nonforfeitable upon allocation to the participants’ accounts.

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the average yield of five-year U.S. Treasury notes.

Payment of Benefits—The vested balance of a participant’s account will be paid to the participant or, in the case of death, to the spouse or beneficiary, if any, in a single, lump sum of cash or common stock as permitted by the Plan. However, a participant who retires with an account balance of more than $15,000 may elect payment over a specified number of years under an annuity contract purchased from a life insurance company selected by the participant.

Other—During the years ended September 30, 2005 and 2004, account balances totaling $437,475 and $2,681,631, respectively, of participants in the Piedmont Natural Gas Company, Inc. Payroll Investment Plan who had moved from hourly positions to salaried positions, therefore becoming eligible to participate in the Plan, were transferred to the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—Investments in mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Investments in common trust funds (“funds”) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the organization sponsoring such funds by dividing the funds’ net assets at fair value by the units outstanding at each valuation date. The investment in the common stock fund is valued at its quoted market price. Participant loans receivable are valued at cost plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common trust fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Expenses—As provided by the plan document, administrative expenses (excluding certain trustee and fund management expenses) of the Plan are paid by the Company.

3.	INVESTMENTS

The Plan’s investments that represent five percent or more of the Plan’s net assets available for benefits as of September 30, 2005 and 2004, are as follows:

	2005	2004

Enhanced Stock Market Fund of Wachovia— 199,703 and 208,581 units, respectively	$16,617,754	$15,267,142
Piedmont Natural Gas Stock Fund— 456,743 and 483,165 units, respectively	7,649,258	7,085,127
Evergreen Special Values Fund (A)— 177,605 shares	5,328,140	*
American Funds The Growth Fund of America (A)— 357,984 and 328,061 shares, respectively	10,657,191	8,221,215
American Funds Balanced Fund (A)— 388,970 and 394,375 shares, respectively	6,970,334	6,897,608
Gartmore Morley Stable Value Fund (Retail)— 966,261 and 996,316 shares, respectively	18,399,092	18,367,664
Dodge & Cox Stock Fund— 60,012 and 40,784 shares, respectively	8,168,202	4,850,499
Fidelity Advisor Series I Mid Cap Fund (T)— 183,826 and 217,453 shares, respectively	4,886,108	4,907,909
Evergreen Select Balanced Fund— 348,755 shares	**	4,080,851
Evergreen Select Core Bond Fund (CCA)— 414,702 shares	4,968,587	*
Templeton Foreign Fund (A)— 396,934 shares	5,299,071	*
            *   Represented less than 5% of the Plan’s net assets available for benefits as of this date.
            ** Not an investment option as of this date.

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2005	2004
Common trust fund—equity—
Enhanced Stock Market Fund of Wachovia	$2,051,886	$2,159,881

Common stock fund—
Piedmont Natural Gas Stock Fund	1,179,241	749,237

Mutual funds:
Balanced	501,746	768,242
Stable value	685,359	609,047
Bond	102,029	122,598
Equity	5,070,461	2,678,336
International equity	921,346	347,650

Total mutual funds	7,280,941	4,525,873

Total net appreciation in fair value of investments	$10,512,068	$7,434,991

4.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 4, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds and units of participation in a common trust fund managed by Wachovia. Wachovia is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Wachovia for investment management services amounted to $104,502 and $84,138 for the years ended September 30, 2005 and 2004, respectively.

At September 30, 2005 and 2004, the Plan held 456,743 and 483,165 units, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $5,458,226 and $5,495,424, respectively, and fair value of $7,649,258 and $7,085,127, respectively. During the years ended September 30, 2005 and 2004, the Plan recognized dividend income on the common stock of the Company of $201,780 and $259,487, respectively.
******

SUPPLEMENTAL SCHEDULE OF SELECTED
FINANCIAL DATA

PIEDMONT NATURAL GAS COMPANY, INC.
SALARY INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
SEPTEMBER 30, 2005

		Description of Investment,
		Including Maturity Date,
	Identity of Issue, Borrower,	Rate of Interest, Collateral,		Current
	Lessor or Similar Party	Par or Maturity Value	Cost	Value
*	Enhanced Stock Market Fund of Wachovia	Common trust fund	**	$16,617,754
*	Piedmont Natural Gas Stock Fund	Common stock fund	**	7,649,258
*	Evergreen Special Values Fund (A)	Mutual fund	**	5,328,140
	American Funds The Growth Fund of America (A)	Mutual fund	**	10,657,191
	American Funds Balanced Fund (A)	Mutual fund	**	6,970,334
	Gartmore Morley Stable Value Fund (Retail)	Mutual fund	**	18,399,092
	Dodge & Cox Stock Fund	Mutual fund	**	8,168,202
	Fidelity Advisor Series I Mid Cap Fund	Mutual fund	**	4,886,108
*	Evergreen Select Core Bond Fund (CCA)	Mutual fund	**	4,968,587
	Templeton Foreign Fund (A)	Mutual fund	**	5,299,071
	T. Rowe Price New Horizons Fund	Mutual fund	**	2,466,831
*	Various participants	Participant loans (at interest rates ranging from 4.00% to 8.53%) and maturities ranging from less than one month to twenty-nine months)	**	2,439,082

	Total investments			$93,849,650

  * Permitted party-in-interest.
** Cost information is not required for participant-directed investments and, therefore, is not included.

Piedmont Natural Gas Company, Inc.
Payroll Investment Plan
Financial Statements as of and for the Years
Ended September 30, 2005 and 2004,
Supplemental Schedule as of September 30, 2005,
and Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Benefits Committee and
Participants in Piedmont Natural Gas Company, Inc.
     Payroll Investment Plan:
We have audited the accompanying statements of net assets available for benefits of Piedmont Natural Gas Company, Inc. Payroll Investment Plan (the “Plan”) as of September 30, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Charlotte, North Carolina
March 23, 2006

PIEDMONT NATURAL GAS COMPANY, INC.
PAYROLL INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 2005 AND 2004

	2005	2004
ASSETS:
Participant-directed investments (Notes 1, 2, 3, and 6)	$35,600,904	$31,180,090
Receivable—Due from broker for securities sold	—	48,900

Total assets	35,600,904	31,228,990

LIABILITY—Due to broker for securities purchased	—	48,900

NET ASSETS AVAILABLE FOR BENEFITS	$35,600,904	$31,180,090

See notes to financial statements.

PIEDMONT NATURAL GAS COMPANY, INC.
PAYROLL INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED SEPTEMBER 30, 2005 AND 2004

	2005	2004
ADDITIONS:
Investment income:
Net appreciation in fair value of investments (Notes 2 and 3)	$3,593,807	$2,877,644
Interest on participant loans (Note 2)	118,070	87,482

Total investment income	3,711,877	2,965,126

Contributions:
Employer’s	931,567	861,620
Participants’	1,989,554	1,829,531
Participants’ rollovers	193	1,300

Total contributions	2,921,314	2,692,451

Total additions	6,633,191	5,657,577

DEDUCTIONS:
Benefits paid to participants	1,649,127	2,058,718
Transfer to other plan (Note 1)	437,475	2,681,631
Expenses (Notes 2 and 6)	125,775	119,821

Total deductions	2,212,377	4,860,170

NET INCREASE	4,420,814	797,407

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	31,180,090	30,382,683

End of year	$35,600,904	$31,180,090

See notes to financial statements.

PIEDMONT NATURAL GAS COMPANY, INC.
PAYROLL INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED SEPTEMBER 30, 2005 AND 2004

1.	DESCRIPTION OF THE PLAN

The following description of Piedmont Natural Gas Company, Inc. (the “Company”) Payroll Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General—The Plan is a defined contribution plan, providing benefits to participating bargaining unit hourly employees or their beneficiaries upon retirement, death or termination of employment (following a break in service, as defined in the Plan). As a result of a plan merger, on and after October 1, 2001, the Plan consists of two portions, the employee stock ownership plan (“ESOP”) and savings portions; however, the Plan does not provide for additional ESOP contributions and all ESOP assets have been allocated to participants’ accounts. Participants can remain invested in the Company’s common stock or sell the common stock at any time and reinvest the proceeds in any of the investment options available in the Plan. Full-time hourly employees become eligible to participate in the Plan after they have completed six months of continuous service with the Company and attained age 18. The Benefits Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. Wachovia Bank, N.A. (“Wachovia”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On September 2, 2005, the Benefits Committee resolved to change the plan year to a calendar year. The Plan will therefore have filing requirements for the short plan year for the period from October 1, 2005 through December 31, 2005, and thereafter will report on a calendar year basis.

Contributions—Participants may contribute up to 50% of their pretax annual compensation, as defined in the Plan. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations. The Company contributes 50% of the first 10% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the discretion of the Company’s Board of Directors. There were no discretionary contributions during 2005 and 2004. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts—Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions, if applicable, and plan earnings, and charged with any benefit payments and allocations of plan losses and expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. Currently, the Plan offers nine mutual funds, one common trust fund and one common stock fund as investment options for participants.

Vesting—All participant and employer contributions and earnings thereon are fully vested and nonforfeitable upon allocation to the participants’ accounts.

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the average yield of five-year U.S. Treasury notes.

Payment of Benefits—The vested balance of a participant’s account will be paid to the participant or, in the case of death, to the spouse or beneficiary, if any, in a single, lump sum of cash or common stock as permitted by the Plan. However, a participant who retires with an account balance of more than $15,000 may elect payment over a specified number of years under an annuity contract purchased from a life insurance company selected by the participant.

Other—During the years ended September 30, 2005 and 2004, account balances, totaling $437,475 and $2,681,631, respectively, of participants in the Plan who had moved from hourly positions to salaried positions, therefore becoming eligible to participate in the Piedmont Natural Gas Company, Inc. Salary Investment Plan (the “Salary Plan”), were transferred to the Salary Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—Investments in mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Investments in common trust funds (“funds”) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the organization sponsoring such funds by dividing the funds’ net assets at fair value by the units outstanding at each valuation date. The investment in the common stock fund is valued at its quoted market price. Participant loans receivable are valued at cost plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common trust fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits—Benefits payments to participants are recorded upon distribution.

Expenses—As provided by the plan document, administrative expenses (excluding certain trustee and fund management expenses) of the Plan are paid by the Company.

3.	INVESTMENTS

The Plan’s investments that represented 5 percent or more of the Plan’s net assets available for benefits as of September 30, 2005 and 2004, are as follows:

	2005	2004
Enhanced Stock Market Fund of Wachovia— 94,147 and 98,867 units, respectively	$7,834,223	$7,236,604
Evergreen Special Values Fund (A)— 59,392 shares	1,781,760	*
American Funds The Growth Fund of America (A)— 94,160 and 86,542 shares, respectively	2,803,155	2,168,742
American Funds Balanced Fund (A)— 142,131 and 130,060 shares, respectively	2,546,988	2,274,756
Gartmore Morley Stable Value Fund (Retail)— 466,019 and 484,080 shares, respectively	8,873,712	8,924,305
Dodge & Cox Stock Fund— 15,124 shares	2,058,490	*
Fidelity Advisor Series I Mid Cap Fund— 89,401 and 76,896 shares, respectively	2,376,266	1,735,538
Evergreen Select Balanced Fund— 145,513 shares	**	1,702,671
Participant loans	1,905,965	1,696,565
            *   Represented less than 5% of the Plan’s net assets available for benefits as of this date.
            ** Not an investment option as of this date.
During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2005	2004
Common trust fund—equity—
Enhanced Stock Market Fund of Wachovia	$970,637	$1,099,591

Common stock fund—Piedmont Natural
Gas Stock Fund	208,988	128,809

Mutual funds:
Balanced	168,556	268,304
Stable value	325,901	324,938
Bond	42,478	55,513
Equity	1,587,474	885,960
International equity	289,773	114,529

Total mutual funds	2,414,182	1,649,244

Total net appreciation in fair value of investments	$3,593,807	$2,877,644

4.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 4, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds and units of participation in a common trust fund managed by Wachovia. Wachovia is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Wachovia for investment management services amounted to $45,098 and $43,677 for the years ended September 30, 2005 and 2004, respectively.

At September 30, 2005 and 2004, the Plan held 82,494 and 85,509 units, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $1,015,919 and $1,009,306, respectively, and fair value of $1,381,556 and $1,253,900, respectively. During the years ended September 30, 2005 and 2004, the Plan recognized dividend income on the common stock of the Company of $35,608 and $49,074, respectively.
******

SUPPLEMENTAL SCHEDULE OF SELECTED
FINANCIAL DATA

PIEDMONT NATURAL GAS COMPANY, INC.
PAYROLL INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
SEPTEMBER 30, 2005

		Description of Investment,
		Including Maturity Date,
	Identity of Issue, Borrower,	Rate of Interest, Collateral,		Current
	Lessor, or Similar Party	Par or Maturity Value	Cost	Value
*	Enhanced Stock Market Fund of Wachovia	Common trust fund	**	$ 7,834,223
*	Piedmont Natural Gas Stock Fund	Common stock fund	**	1,381,556
*	Evergreen Special Values Fund (A)	Mutual fund	**	1,781,760
	American Funds The Growth Fund of America (A)	Mutual fund	**	2,803,155
	American Funds Balanced Fund (A)	Mutual fund	**	2,546,988
	Gartmore Morley Stable Value Fund (Retail)	Mutual fund	**	8,873,712
	Dodge & Cox Stock Fund	Mutual fund	**	2,058,490
	Fidelity Advisor Series I Mid Cap Fund (T)	Mutual fund	**	2,376,266
*	Evergreen Select Core Bond Fund (CCA)	Mutual fund	**	1,755,095
	T. Rowe Price New Horizons Fund	Mutual fund	**	687,401
	Templeton Foreign Fund (A)	Mutual fund	**	1,596,293
*	Various participants	Participant loans (at interest rates ranging from 5.75% to 10.50% and maturities ranging from less than one month to thirty-two months)	**	1,905,965

	Total investments			$35,600,904

  * Permitted party-in-interest.
** Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Piedmont Natural Gas Company, Inc. Salary Investment Plan (Name of Plan)

Piedmont Natural Gas Company, Inc. Payroll Investment Plan (Name of Plan)

Date March 24, 2006	/s/ Kurt R. Hollar
Kurt R. Hollar Director — Employee Benefits, Safety & Health Services and Plan Administrator

Exhibit Index
23.1	Consent of Independent Registered Public Accounting Firm — Piedmont Natural Gas Company, Inc. Salary Investment Plan

23.2	Consent of Independent Registered Public Accounting Firm — Piedmont Natural Gas Company, Inc. Payroll Investment Plan